FIRSTMERIT Corporation

Third Quarter 2013 Earnings Conference Call
Supplemental Information

October 22, 2013





Forward-Looking Statements Disclosure

- This presentation may contain forward-looking statements relating to present or future trends or factors affecting the banking industry, and specifically the financial condition and results of operations, including without limitation, statements relating to the earnings outlook of the Corporation, as well as its operations, markets and products. Actual results could differ materially from those indicated. Among the important factors that could cause results to differ materially are interest rate changes, continued softening in the economy, which could materially impact credit quality trends and the ability to generate loans, changes in the mix of the Corporation's business, competitive pressures, changes in accounting, tax or regulatory practices or requirements, the Corporation's ability to realize the synergies and benefits contemplated by the acquisition of Citizens, such as it being accretive to earnings and expanding the Corporation's geographic presence, in the time frame anticipated or at all, and those risk factors detailed in the Corporation's periodic reports and registration statements filed with the Securities and Exchange Commission. The Corporation undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this presentation.

- These slides contain non-GAAP financial measures. For purposes of Regulation G, a non-GAAP financial measure is a numerical measure of the registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. Pursuant to the requirements of Regulation G, FirstMerit Corporation has provided reconciliations within the slides, as necessary, of the non-GAAP financial measure to the most directly comparable GAAP financial measure.



FIRSTMERIT Corporation

Q3 2013 Highlights

- 58th consecutive quarter of profitability

- Net income of $40.7 million/$0.23 per diluted share

  - Return on average assets of 0.67%
  - Return on average equity of 6.07%

- Dividend of $0.16 per share

- Solid asset quality results

  - NCO ratio at 0.12%
  - NPA ratio at 0.57%

- Robust tangible common equity ratio of 7.44% at 09/30/2013

- Successfully converted core operating systems in October



Income Statement Highlights

Prior Quarter Comparison

- 3Q13 net income decreased $7.7 million, or 15.96%, compared with 2Q13

Prior-Year Quarter Comparison

- 3Q13 net income increased $5.8 million, or 16.48%, compared with 3Q12

	Financial Highlights		
(dollars in thousands except per share data)	2013 3rd Qtr	2013 2nd Qtr	2012 3rd Qtr
Net interest income FTE (a)	$ 207,079	$ 201,605	$ 120,741
FTE adjustment (a)	3,739	3,574	2,851
Provision for originated loan losses	2,523	3,151	9,965
Provision for acquired loan losses	2,033	—	—
Provision for covered loan losses	1,823	4,158	6,214
Other income	71,090	69,439	54,925
Other expenses	211,378	189,640	108,587
Net income	40,715	48,450	34,953
Diluted EPS	0.23	0.29	0.32

(a) Net interest income on a fully tax-equivalent ("FTE") basis restates interest on tax-exempt securities and loans as if such interest were subject to federal income tax at the statutory rate. Net interest income on an FTE basis is not an accounting principle generally accepted in the United States of America.

FIRSTMERIT Corporation

Fee Income

Prior Quarter Comparison

- 3Q13 noninterest income, *net of securities transactions, decrease*d *$1.1 million*, or 1.58%, compared with 2Q13

Prior-Year Quarter Comparison

- 3Q13 noninterest income, *net of securities transactions*, increased $16.7 million, or 30.75%, compared with 3Q12

(dollars in thousands)	Noninterest Income		
	2013 3rd Qtr	2013 2nd Qtr	2012 3rd Qtr
Trust department income	$ 9,608	$ 9,167	$ 6,124
Service charges on deposits	22,146	20,582	14,603
Credit card fees	13,588	14,317	11,006
ATM and other service fees	5,216	4,945	3,680
Bank owned life insurance income	4,351	3,641	3,094
Investment services and insurance	3,403	3,429	2,208
Investment securities (losses)/gains, net	—	(2,794)	553
Loan sales and servicing income	3,644	7,985	7,255
Other operating income	9,134	8,167	6,402
Total other income	$ 71,090	$ 69,439	$ 54,925

Noninterest Expense

Prior Quarter Comparison

- Total noninterest expense for 3Q13 *increase*d $21.7 million, or 11.46%, compared with 2Q13

Prior-Year Quarter Comparison

- Total noninterest expense for 3Q13, increased $102.8 million, or 94.66%, compared with 3Q12

(dollars in thousands)	Noninterest Expense		
	2013 3rd Qtr	2013 2nd Qtr	2012 3rd Qtr
Salaries, wages, pension, and employee benefits	$ 97,390	$ 105,099	$ 58,061
Net occupancy expense	13,816	13,346	8,077
Equipment expense	11,040	10,309	7,143
Taxes, other than federal income taxes	2,785	2,891	2,051
Stationary, supplies and postage	3,801	3,407	2,210
Bankcard, loan processing and other costs	40,786	12,417	8,424
Advertising	4,432	3,745	2,472
Professional services	9,768	17,144	4,702
Telephone	3,326	2,728	1,316
Amortization of intangibles	2,972	2,411	456
FDIC expense	4,925	4,149	1,832
Other operating expenses	16,337	11,994	11,843
Total noninterest expense	$ 211,378	$ 189,640	$ 108,587

FIRSTMERIT Corporation

6

Net Interest Margin



Asset Yields / Liability Costs*

(dollars in thousands)		Q3 2013			Q2 2013			Q3 2012	
Total investment securities and federal funds sold	$	6,151,723	2.49%	$	5,929,745	2.59%	$	3,693,624	2.90%
Originated Loans		9,377,826	3.86%		8,877,754	3.87%		8,185,507	4.08%
Acquired Loans		4,025,514	7.67%		3,945,068	7.96%		—	—%
Covered loans		703,497	7.30%		840,013	6.85%		1,216,711	6.26%
Total loans		14,106,837	5.13%		13,662,835	5.25%		9,402,218	4.36%
Total earning assets		20,276,825	4.33%		19,609,974	4.45%		13,119,473	3.95%
Demand – non interest bearing	$	5,443,800	—%	$	5,095,977	—%	$	3,236,703	—%
Demand – interest bearing		2,720,592	0.12%		2,347,155	0.11%		1,080,841	0.09%
Savings and money market accounts		8,570,910	0.30%		8,210,780	0.32%		5,746,210	0.36%
Certificates and other time deposits		2,720,929	0.25%		2,680,332	0.50%		1,528,177	0.71%
Total deposits		19,456,231	0.18%		18,334,244	0.23%		11,591,931	0.28%
Borrowings		1,537,427	1.33%		1,479,935	1.42%		1,210,423	0.47%
Total interest bearing liabilities		15,549,858	0.36%		14,718,202	0.43%		9,565,651	0.40%

(*) FTE average quarterly balances and yields/costs

FIRSTMERIT Corporation

Deposits*

Average Core Deposits*
$ in millions



10,064	10,173	10,458	15,654	16,735
3Q12	4Q12	1Q13	2Q13	3Q13

Average Total Deposits



- DDA-non-interest — 28%
- DDA-interest — 14%
- Savings/MMA — 44%
- CDs — 14%

86% of deposits are core deposits.

(*) Core deposits include all deposits less certificates of deposit, average total deposit composition as of 9/30/2013.

FIRSTMERIT Corporation

9

Commercial Loan Portfolio*

Average Commercial Loans
$ in millions



Commercial Loan Composition



- C&I
- CRE-owner occupied
- CRE-medical/ healthcare
- CRE-multi-family
- CRE-Industrial const.
- CRE-Retail
- CRE-warehouse
- CRE-general

77% of Loans are C&I or Owner Occupied CRE

(*) Excludes acquired loans from Citizens and loans covered by loss sharing agreements with the FDIC.

Credit Results – Excluding Covered Loans



(1) *Gray bar represents $10.6 million of accruing consumer post chapter 7 bankruptcy loans reclassified to non performing based on guidance from the Office of the Comptroller of the Currency. NCO ratio excludes reclassification impact.*

Capital Position[a]

(dollars in thousands)	September 30, 2013		December 31, 2012		September 30, 2012	
Consolidated						
Total Equity	$2,654,645	11.00%	$1,645,202	11.03%	$1,624,704	11.11%
Common Equity	2,554,645	10.58%	1,645,202	11.03%	1,624,704	11.11%
Tangible common equity [b]	1,734,315	7.44%	1,178,785	8.16%	1,157,843	8.18%
Tier 1 capital [c]	1,848,806	11.27%	1,193,188	11.25%	1,170,095	11.37%
Total risk-based capital [d]	2,251,059	13.72%	1,325,971	12.50%	1,298,944	12.63%
Leverage [e]	1,848,806	8.01%	1,193,188	8.43%	1,170,095	8.25%

(a) Regulatory capital information is preliminary and subject to change.
(b) Common equity less all intangibles; computed as a ratio to total assets less intangible assets.
(c) Shareholders' equity less goodwill; computed as a ratio to risk adjusted assets, as defined in the 1992 risk based capital guidelines.
(d) Tier 1 capital plus qualifying loan less allowance, computed as a ratio to risk adjusted assets as defined in the 1992 risk based capital guidelines.
(e) Tier 1 capital computed as a ratio to the latest quarter's average assets less goodwill.



FIRSTMERIT.
Corporation

Reconciliation of Non-GAAP Measures: Tangible common equity and total assets

The table below presents computations of tangible common equity, tangible assets and the tangible common equity to tangible assets ratio, which are all considered non-GAAP measures. The table below also reconciles the U.S. GAAP performance measures to the corresponding non-GAAP measures. Management uses these non-GAAP financial measures to asses the quality of capital and believes that investors may find them useful in their analysis of the Corporation. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Shareholders' equity (GAAP)	$ 2,654,645	$ 2,650,909	$ 1,754,850	$ 1,645,202	$ 1,624,704
Less: Preferred stock	100,000	100,000	100,000	—	—
Common shareholders' equity (non-GAAP)	2,554,645	2,550,909	1,654,850	1,645,202	1,624,704
Less: Intangible assets	85,447	88,419	6,055	6,373	6,817
Goodwill	734,883	734,883	460,044	460,044	460,044
Tangible common equity (non-GAAP)	1,734,315	1,727,607	1,188,751	1,178,785	1,157,843
Total assets (GAAP)	$ 24,134,986	$ 23,532,129	$ 15,272,484	$ 14,913,012	$ 14,628,843
Less: Intangible assets	85,447	88,419	6,055	6,373	6,817
Goodwill	734,883	734,883	460,044	460,044	460,044
Tangible assets (non-GAAP)	$ 23,314,656	$ 22,708,827	$ 14,806,385	$ 14,446,595	$ 14,161,982
Tangible common equity to tangible assets ratio (non-GAAP)	7.44%	7.61%	8.03%	8.16%	8.18%



Reconciliation of Non-GAAP Measures: Tier 1 common equity [1]

The following table provides calculations of Tier 1 capital (regulatory) and Tier 1 common equity (non-GAAP). Traditionally, the Federal Reserve and other banking regulatory bodies have assessed a bank's capital adequacy based on Tier 1 capital, the calculation of which is prescribed in amount by federal banking regulations. These regulators are supplementing their assessment of the capital adequacy of a bank based on a variation of Tier 1 capital, known as Tier 1 common equity. While not prescribed in amount by federal banking regulations (under Basel I), analysts and banking regulators have assessed the Corporation's capital adequacy using the Tier 1 common equity measure. Because Tier 1 common equity is not formally defined by U.S. GAAP or prescribed in any amount by federal banking regulations (under Basel I), this measure is currently considered to be a non-GAAP financial measure and other entities may calculate it differently than the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using Tier 1 common equity, Management believes that it is useful to provide investors the ability to assess the Corporation's capital adequacy on this same basis.

Tier 1 common equity is often expressed as a percentage of risk-weighted assets. Under the risk-based capital framework, a company's balance sheet assets and credit equivalent amounts of off-balance sheet items are assigned to one of four broad risk categories. The aggregated dollar amount in each category is then multiplied by the risk-weighted category. The resulting weighted values from each of the four categories are added together and this sum is the risk-weighted assets total that, as adjusted, comprises the denominator of certain risk-based capital ratios. Tier 1 capital is then divided by this denominator (risk-weighted assets) to determine the Tier 1 capital ratio. Adjustments are made to Tier 1 capital to arrive at Tier 1 common equity (non-GAAP). Tier 1 common equity (non-GAAP) is also divided by the risk-weighted assets to determine the Tier 1 common equity ratio (non-GAAP). The amounts disclosed as risk weighted assets are calculated consistent with banking regulatory requirements.

(Dollars in thousands)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Shareholders' equity (GAAP)	$ 2,654,645	$ 2,650,909	$ 1,754,850	$ 1,645,202	$ 1,624,704
Plus: Net unrealized (gains) losses on available-for-sale securities	11,990	274	(47,504)	(55,418)	(63,712)
Defined benefit postretirement plan losses in accumulated other comprehensive income	71,623	71,623	71,623	71,623	77,612
Trust preferred securities	74,500	74,499	—	—	—
Less: Intangible assets	85,447	88,419	6,055	6,373	6,817
Goodwill	734,883	734,883	460,044	460,044	460,044
Disallowed deferred tax asset	141,625	130,693	—	—	—
Other adjustments [2]	1,997	2,841	1,943	1,802	1,648
Tier 1 capital (regulatory)	1,848,806	1,840,469	1,310,927	1,193,188	1,170,095
Less: Preferred stock	100,000	100,000	100,000	—	—
Trust preferred securities	74,500	74,499	—	—	—
Tier 1 common equity (non-GAAP)	1,674,306	1,665,970	1,210,927	1,193,188	1,170,095
Risk-weighted assets (regulatory)	16,409,206	16,151,960	10,609,418	10,607,832	10,288,435
Tier 1 common equity ratio (non-GAAP)	10.20%	10.31%	11.41%	11.25%	11.37%

[1] Regulatory capital information is preliminary and subject to change.
[2] These include adjustments to other comprehensive income related to threshold deductions and other adjustments.



FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Basel III Common Equity Ratio [1]

The following table provides calculations of Tier 1 common, based on the Corporation's current understanding of the Final Basel III requirements, released in July 2013. The Corporation currently calculates its risk-based capital ratios under guidelines adopted by the Federal Reserve based on the 1988 Capital Accord ("Basel I") of the Basel Committee on Banking Supervision (the "Basel Committee"). In December 2010, the Basel Committee released its final framework for Basel III, which will strengthen international capital and liquidity regulation. In June 2012, U.S. Regulators released three separate Notices of Proposed Rulemaking covering U.S. implementation of the Basel III framework. In July 2013, U.S. Regulators released final rules covering the U.S. implementation of the Basel III framework, which will change capital requirements and place greater emphasis on common equity.   For the Corporation, the Basel III framework will be phased in beginning in 2015 with full implementation complete beginning in 2019. The calculations provided below are estimates, based on the Corporation's current understanding of the final framework, including the Corporation's interpretation of the requirements, and informal feedback received through the regulatory process. The Corporation's understanding of the framework is evolving and will likely change as analysis and discussions with regulators continue. Because the Basel III implementation regulations are not formally defined by GAAP, these measures are considered to be non-GAAP financial measures, and other entities may calculate them differently from the Corporation's disclosed calculations. Since analysts and banking regulators may assess the Corporation's capital adequacy using the Basel III framework, we believe that it is useful to provide investors the ability to assess the Corporation's capital adequacy on the same basis.

(Dollars in thousands)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Shareholders' equity (GAAP)	$ 2,654,645	$ 2,650,909	$ 1,754,850	$ 1,645,202	$ 1,624,704
Less: Non-qualifying goodwill	734,883	734,883	460,044	460,044	460,044
Non-qualifying intangible assets [2]	85,447	88,419	6,055	6,373	6,817
Other fully phased-in adjustments [3]	176,497	177,341	1,943	1,802	1,648
Basel III tier 1 capital (regulatory)	1,657,818	1,650,266	1,286,808	1,176,983	1,156,195
Less: Preferred stock	100,000	100,000	100,000	—	—
Trust preferred securities	74,500	74,499	—	—	—
Basel III tier 1 common equity (regulatory)	1,483,318	1,475,767	1,186,808	1,176,983	1,156,195
Basel I risk-weighted assets (regulatory)	16,409,206	16,151,960	10,609,418	10,607,832	10,288,435
Basel III risk-weighted assets (regulatory) [4]	17,341,757	16,411,917	10,609,418	10,607,832	10,288,435
Basel III tier 1 common equity ratio (non-GAAP)	8.55%	8.99%	11.19%	11.10%	11.24%

[1] Regulatory capital information is preliminary and subject to change.
[2] Under Basel III, regulatory capital must be reduced by purchased credit card relationship intangible assets on a phased in basis with a 40% reduction beginning January 1, 2015 with a 100% reduction beginning January 1, 2018. These assets are partially allowed in Basel I capital.
[3] Estimates of fully phased-in adjustments for disallowed deferred tax assets, other comprehensive income related to threshold deductions and other fully phased-in adjustments.
[4] The Corporation continues to develop systems and internal controls to calculate risk-weighted assets as required by Basel III. The amounts reported are an approximation, based on our understanding of the requirements and subject to change.



Reconciliation of Non-GAAP Measures: Adjusted net income

The following table presents net income as reported (GAAP) excluding the impact of acquisition related costs incurred during 2013 and 2012 to arrive at adjusted net income. Management believes these adjustments increase comparability of period-to-period results and uses these measures to assess performance and believes investors may find them useful in their analysis of the Corporation. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operation. Return on average tangible common shareholders' equity is a non-GAAP measure that calculates the return on average common shareholders' equity excluding goodwill and intangible assets. This measure is useful for evaluating the performance of a business consistently, whether acquired or developed internally. Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. Although these non-GAAP financial measures are frequently used by investors to evaluate a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of results as reported under GAAP. These non-GAAP measures are not necessarily comparable to similar measures that may be represented by other companies.

(Dollars in thousands)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Net income (GAAP)	$ 40,715	$ 48,450	$ 37,346	$ 38,224	$ 34,953
Net income adjustments					
Plus: Acquisition related expenses, net of taxes	21,722	20,851	2,340	1,354	618
Adjusted net income (non-GAAP)	*62,437*	*69,301*	*39,686*	*39,578*	*35,571*
Annualized net income (GAAP)	161,532	194,332	151,459	152,065	139,052
Annualized adjusted net income (non-GAAP)	*247,712*	*277,966*	*160,949*	*157,452*	*141,511*
Average assets (GAAP)	24,013,594	22,810,702	14,983,543	14,702,215	14,734,016
Average equity (GAAP)	2,661,546	2,571,964	1,715,005	1,635,275	1,616,569
Average tangible common equity (non-GAAP)	1,739,437	1,690,772	1,186,540	1,168,642	1,149,496
Return on average assets (GAAP)	0.67%	0.85%	1.01%	1.03%	0.94%
Adjusted return on average assets (non-GAAP)	*1.03%*	*1.22%*	*1.07%*	*1.07%*	*0.96%*
Return on average equity (GAAP)	6.07%	7.56%	8.83%	9.30%	8.60%
Adjusted return on average equity (non-GAAP)	*9.31%*	*10.81%*	*9.38%*	*9.63%*	*8.75%*
Return on average tangible common equity (non-GAAP)	9.29%	11.49%	12.76%	13.01%	12.10%
Adjusted return on average tangible common equity (non-GAAP)	*14.24%*	*16.44%*	*13.56%*	*13.47%*	*12.31%*



FIRSTMERIT Corporation

Reconciliation of Non-GAAP Measures: Non-operating items

The table below presents non-interest income and noninterest expense (GAAP) excluding certain adjustments to arrive at adjusted noninterest income and noninterest expense (non-GAAP). The Corporation believes that the exclusion of these adjustments provides a meaningful base for period-to-period comparisons, which Management believes will assist investors in analyzing the operating results of the Corporation. These non-GAAP financial measures are also used by Management to assess the performance of the Corporation's business. It is possible that the activities related to the adjustments may recur; however, Management does not consider the activities related to the adjustments to be indications of ongoing operations. The Corporation believes that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Corporation on the same basis as that applied by Management.

(Dollars in thousands)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012
Net interest income (FTE) (non-GAAP)	$ 207,079	$ 201,605	$ 114,376	$ 119,130	$ 120,741
Noninterest income (GAAP)	71,090	69,439	57,392	61,652	54,925
Noninterest income adjustments:					
Gains (losses) on sales of securities	—	(2,794)	(9)	2,425	553
Adjusted noninterest income (non-GAAP)	71,090	72,233	57,401	59,227	54,372
Adjusted revenue (non-GAAP)	278,169	273,838	171,777	178,357	175,113
Noninterest expense (GAAP)	211,378	189,640	106,925	112,181	108,587
Noninterest expense adjustments:					
Less: Amortization of intangible assets	2,972	2,411	317	444	456
Acquisition related expenses	33,418	29,284	3,600	2,083	951
Adjusted noninterest expense (non-GAAP)	174,988	157,945	103,008	109,654	107,180
Fee income ratio (non-GAAP)	25.56%	26.38%	33.42%	33.21%	31.05%
Efficiency ratio, as reported, excluding securities gains (losses) (non-GAAP)	74.92%	68.37%	62.06%	62.65%	61.75%
Efficiency ratio excluding acquisition related expenses (non-GAAP)	62.91%	57.68%	59.97%	61.48%	61.21%



FIRSTMERIT Corporation



FIRSTMERIT Corporation

Third Quarter 2013 Earnings Conference Call
Supplemental Information

October 22, 2013

